ILEARNINGENGINES, INC.

6701 Democracy Blvd., Suite 300

Bethesda, Maryland 20817

August 7, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin

Re:	iLearningEngines, Inc.

Registration Statement on Form S-1

File No. 333-279908

Acceleration Request

Requested Date: August 9, 2024

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-279908) (as amended to date, the “Registration Statement”) to become effective on Friday, August 9, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Eric Blanchard of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard of Cooley LLP, counsel to the Registrant, at (617) 937-2445, or in his absence Paul Alexander of Cooley LLP at (202) 776-2118.

Very truly yours,

ILEARNINGENGINES, INC.

By:	/s/ Harish Chidambaran
Name:	Harish Chidambaran
Title:	Chief Executive Officer

cc:	Eric Blanchard, Cooley LLP

Peter Byrne, Cooley LLP

Paul Alexander, Cooley LLP